FORM51102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Invictus MD Strategies Corp. (the "Issuer")
#30015047 Marine Drive
White Rock, BC, Canada V4B 1C5

ITEM 2.	DATE OF MATERIAL CHANGE

November 16, 2018

ITEM 3.	NEWS RELEASE

News release dated November 16, 2018 was disseminated through the facilities of Cision and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On November 16, 2018, the Issuer announced that it exercised its option (the "Option") to acquire all of the issued and outstanding shares (the "Canandia Shares") of -989561B.C. Ltd. dba Canandia ("Canandia"), as previously announced on May 16, 2018, July 18, 2018 and October 15, 2018.

Pursuant to the Option, the Issuer acquired the Canandia Shares for consideration consisting of:

(a)	$100,000 in cash;

(b)	1,818,182 common shares of the issuer subject to a 4 month and a day hold period at aper share price of $1.32;

(c)	6,060,609 common shares of the Issuer (the "Second Consideration Common Shares") at $1.65 per common share with the following release schedule:

i.	25% of the Second Consideration Common Shares on the closing; and

ii.	25% of the Second Consideration Common Shares every 4 months there after,

(d)

$10 million investment (the "Investment") in cash into Canandia to be used for the expansion of Canandia's property located in Mission, British Columbia (the "Mission Location") and working capital purposes. The Investment will be paid into Canandia over time on an as–needed basis; and

(e)

$7 million in common shares of the Issuer issued to the shareholders of Canandia on the date that is within 10 business days of the Mission Location receiving its cultivation license (the "License Date") under the Cannabis Act and Cannabis Regulations, valued at the greater of $1.06 per share and the 10 trading days Volume Weighted Average Price on the TSXV immediately prior to the License Date.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release attached as Schedule "A".

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed here in which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	George E. Kveton, CEO and Director
	Telephone:	1-833-879-4363

ITEM 9.	DATE OF REPORT

November 22, 2018

Schedule "A"
(See attached)

INVICTUS The Cannabis Company

PRESS RELEASE	November 16, 2018

INVICTUS COMPLETES ACQUISITION OF CANANDIA IN BRITISH
COLUMBIA, ITS THIRD LICENSED CULTIVATION FACILITY UNDER
THE CANNABIS ACT & CANNABIS REGULATIONS

Vancouver, BC, November 16, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has successfully exercised its option to acquire 100% (the "Option") of the outstanding shares of 0989561 B.C. Ltd. (“Canandia”) from its current shareholders (see press releases dated: May 16, 2018, July 18, 2018 and October 15, 2018, for more details).

Canandia features two properties located in Delta (the “Delta Facility”) and Mission (the “Mission Location”), British Columbia. The Delta Facility includes a cultivation, production and research facility, recently licensed under the Cannabis Act and Cannabis Regulations. The Mission Location includes 32 acres of buildable land, expandable up to 1 million square feet of production capacity under one Cannabis Act and Cannabis Regulations license. The Mission Location taps into wholesale energy costs with 38 MG Watt service at the property line, and access to an ample water supply from underground aquifers, making it a strategically attractive and cost competitive addition to Invictus’ current cultivation footprint. The Mission Location is featured in this video.

The acquisition of Canandia represents the Company’s third cultivation facility licensed by Health Canada under the Cannabis Act and Cannabis Regulations. The Company is headquartered in British Columbia and the acquisition is a natural fit for Invictus. Invictus’ production portfolio now includes licensed cannabis operations in the provinces of British Columbia, Alberta and Ontario, which is key to the Company’s plan to scale production to meet domestic and international demand for premium grade cannabis.

“We are continuing to expand our cultivation footprint to strengthen our ability to control a steady supply of cannabis to medical and recreational markets, both at home and abroad,” said George Kveton, CEO of Invictus. “Each of our three purpose-built licensed facilities are designed with separate environmentally-controlled grow rooms to allow for maximum flexibility as we adapt our strains and product offerings to meet the needs of recreational consumers and medical patients alike, over the long-term.”

“After careful market consideration, we decided that combining Canandia’s current and planned production capacity with the highly qualified management team and financial might of Invictus will result in a sum greater than its parts. Together we expect to expeditiously implement our staged growth plan so as to bring high quality products to our adult consumers,” said Alon Amit CEO, Canandia.

With a shortage of supply in the market, Invictus remains focused on scaling production to address demand with up to 200,000 square feet of cultivation capacity expected to come online in the first quarter of 2019. Timing remains contingent on obtaining requisite Health Canada licensing and approvals.

The exercise price of the Option (the “Exercise Price”) was as follows:

INVICTUS The Cannabis Company

a)	$2.4 million in common shares of the Company (the “First Consideration Common Shares”) at $1.32 per common share. The First Consideration Common Shares will be subject to a 4 month hold period;

b)	$10 million in common shares of the Company (the “Second Consideration Common Shares”) at $1.65 per common share with the following release schedule:

a.	25% of the Second Consideration Common Shares on the closing; and
b.	25% of the Second Consideration Common Shares every 4 months thereafter.

c)

$10 million investment (the “Investment”) in cash into Canandia to be used for expansion of the Mission Location and working capital purposes. The Investment will be paid into Canandia over time on an as-needed basis; and

d)

$7 million in common shares of the Company issued to the Vendors on the date that is within 10 business days of the Mission Location receiving its cultivation license under the Cannabis Act and Cannabis Regulations, valued at the greater of $1.06 per share and the 10 trading days Volume Weighted Average Price (“VWAP”) on the TSXV immediately prior to the License Date.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 per cent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

INVICTUS The Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced, Canandia’s growth plan will be implemented as expected by management. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, Canandia’s growth plan will be unexpectedly delayed and licenses or approvals will be granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.